UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-38117

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

TINTRI, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

303 RAVENDALE DRIVE

(Address of Principal Executive Office (Street and Number))

MOUNTAIN VIEW, CA 94043

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tintri, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended January 31, 2018 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

On April 30, 2018, the Company entered into amendments to certain terms of its revolving line of credit with Silicon Valley Bank and its credit facility with TriplePoint Capital LLC. The Company’s assessment is ongoing as to whether, after taking into consideration (a) these amendments, (b) the Company’s ability to comply with the related covenants and (c) other relevant factors, there is substantial doubt about its ability to continue as a going concern, as such term is used in FASB Accounting Standards Codification Subtopic No. 205-40, Presentation of Financial Statements–Going Concern. If the Company, or KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, concludes that, after taking into account these considerations, there is substantial doubt about its ability to continue as a going concern, the Company anticipates that KPMG will include in its audit opinion an explanatory emphasis of matter paragraph with respect to the Company’s ability to continue as a going concern in its report on the financial statements to be included in the Annual Report. The Company is actively working to complete this assessment, and intends to file its Annual Report on Form 10-K within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Coleman	650	810-8200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended January 31, 2018, the Company anticipates total revenue of $125.9 million and a net loss of $157.7 million, compared to total revenue of $125.1 million and a net loss of $105.8 million for the fiscal year ended January 31, 2017.

The foregoing statements concerning the Company’s expectations regarding its assessment as to whether there is substantial doubt about its ability to continue as a going concern, the inclusion by the Company’s independent registered public accounting firm of an explanatory emphasis of matter paragraph with respect to the Company’s ability to continue as a going concern in its report on the financial statements to be included in the Annual Report, and the timing of the filing of the Annual Report are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s inability to complete this assessment as to whether there is substantial doubt about its ability to continue as a going concern and the Company’s independent registered public accounting firm inability to complete its audit of the financial statements to be included in the Annual Report, in each case within the anticipated time frame.

Tintri, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2018	By:	/s/ Tom Barton
Tom Barton
Chief Executive Officer